December 15, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Radient Pharmaceuticals Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-172124

Dear Sir or Madam:

We are filing this request to withdraw the Company’s Registration Statement on Form S-3 (File No. 333-172124) that we initially filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2011, (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended.  The Registration Statement was not declared effective.

The securities the Company sought to register in the Registration Statement have since been exchanged pursuant to an Exchange Agreement dated June 29, 2011 and a following Exchange Agreement dated November 28, 2011.  The Company intends to file a registration statement on Form S-1 to register the shares issuable pursuant to those exchange agreements in the near future. Accordingly, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act, effective as of the date hereof.  The Company confirms that no securities have been issued or sold under the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
RADIENT PHARMACEUTICALS
CORPORATION

By: /s/ Douglas MacLellan
Name: Douglas MacLellan
Title: CEO

2492 Walnut Avenue, Ste 100, Tustin, CA 92780 | Office 714.505.4460 |Fax 714.505.4464
Website: www.radient-pharma.com | E-mail: info@radient-pharma.com